UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Realm Therapeutics Provides Update on Strategic Review

On November 29, 2018, Realm Therapeutics plc (the “Company”) provided an update on timing of the ongoing formal sale process as part of the previously announced strategic review (as referred to in the City Code on Takeovers and Mergers (the “Code”)). As part of the strategic review, Realm received multiple indications of interest which include a potential sale of the Company, contemplated as a reverse merger, directly and through parties contacted by MTS Partners, LP acting as an advisor in the strategic review. The Company anticipates providing a further update to shareholders in Q1 2019.

Realm is also considering the separate sale of its HOCl-related assets, which include the Vashe® royalty stream, the anti-itch hydrogel (formerly marketed as Aurstat™) and the Company’s HOCl-related intellectual property and other assets. The Company is in advanced negotiations to sell these assets and expects to update shareholders as to progress early in 2019.

A copy of the Company’s press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated November 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

November 29, 2018	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer